# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GD Culture Group Ltd, CIK 0001641398
CUSIP: 19200A204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, 111 TOWN SQUARE PLACE, JERSEY CITY, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 06/24/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-26-000005
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 9,001,000; shared voting power 0; sole dispositive power 9,001,000; shared dispositive power 0; aggregate amount beneficially owned 9,001,000 (0.9% of the class)
  Comment: Percentage of class is based on a total of 1,040,619,813 shares outstanding as described in the Form 424B5 published on June 24th 2025.

## Item 1. Issuer
Name of issuer: GD Culture Group Ltd
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, 111 TOWN SQUARE PLACE, JERSEY CITY, NEW JERSEY, 07310.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9001000
Percent of class: .9
Sole power to vote or to direct the vote: 9001000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9001000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (06/24/2026)